UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES
OF SMALL BUSINESS ISSUERS
Under Section 12(b) or 12(g) of The Securities Exchange Act of 1934

Amendment No. 2

SUPERDIRECTORIES, INC.
(Name of Small Business Issuer in its charter)

Delaware	14–1817301
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification No.)

5337 Route 374, Merrill, New York    12955
(Address of Principal Executive Offices and Zip Code)

Issuer's Telephone Number:   (518) 425-0320

Issuer's Fax Number:   (412) 803–3678

Securities to be registered under Section12(b) of the Act:

None

Securities to be registered under Section12(g) of the Act:

Common Stock, par value $0.01 per share
(Title of class)

TABLE OF CONTENTS

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CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

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This Registration Statement on Form 10-SB contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Statements in this registration statement that are not historical facts are identified as “forward-looking statements.”  Forward-looking statements include projections, assumptions or information concerning possible or assumed future actions, events or results of operations of our company.  These statements involve estimates and assumptions based on the judgment of our management.  A number of risks and uncertainties may cause actual results to differ materially from those suggested by the forward-looking statements.  Discussions containing forward-looking statements may be found in the material set forth under “Item 1.  Description of Business,” “Risk Factors,” “Item 2.  Management’s Discussion and Analysis or Plan of Operations” and in other sections of this registration statement.  Forward-looking statements include, but are not limited to, the information in this registration statement regarding:

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Our forecasts, plans and growth strategy;

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Market acceptance and demand for our products and services;

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Market conditions and opportunities;

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Product development efforts;

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Our ability to control and/or reduce operating expenses;

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General outlook of our business and industry;

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The impact of competition and competitive products and services; and

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Retention of key management and employees.

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We use words such as “believe,” “intend,” “expect,” anticipate,” “plan,” “may,” “will” and similar expressions to identify forward-looking statements.  All forward-looking statement in this registration statement are made as of the date hereof, based on information available to us as of the date hereof, and we do not undertake any obligation to update publicly any forward-looking statements to reflect subsequent events or circumstances.

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INTRODUCTORY NOTE

As used in this registration statement, the terms “we,” “us,” “our” and “SuperDirectories” means SuperDirectories, Inc., (unless the context indicates a different meaning).

PART I

ITEM 1.

DESCRIPTION OF BUSINESS

General

SuperDirectories, Inc. (the “Company” or “we”), a Delaware corporation, was formed in October 1999.  Our corporate offices are located at 5337 Route 374, Merrill, New York 12955, and our telephone number is (518) 425-0320.  Our website is located at www.superdirectories.com.  We are a development stage company whose activities to date have been limited to organization of the company, raising capital through the sale of our common stock in private transactions, development of our SuperDirectories database and website and filing of this registration statement.  We have not bee involved in any bankruptcy, receivership or similar proceeding or in any material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets other than in the ordinary course of business.

Our Business

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Our business is concerned with the development and presentation on the internet of a fully searchable directory of many and varied topics and subjects, altogether a searchable directory service business.  The contents of our directory are “human edited” and searchable by a “full text” search method rather than by a “keyword” search method.

Most searchable sites on the internet use keyword search to access any and all material which is in any way related to the key word entered by the searcher.  The result is often a huge array of related, somewhat related, or unrelated material.  The accessing of sometimes thousands and more of somewhat related and unrelated results from the combination of keyword search and “real-time, mechanical editing” by which methods servers and software search their own and others’ databases for word links rather than any consideration of content and/or context links.

“Human Editing” by SuperDirectories’ independent contractor consultants is the process by which content is added to the SuperDirectories website in a manner which accommodates content and context search queries rather than simply keyword searches.  “Full Text” searching is the capability of SuperDirectories’ system which provides a narrower search, more directly matched to the context and content of the database’s human edited offerings. “Full Text ” search limits the search response to only those items that match the inquiring text and its sense completely.  Our goal is to offer a more limited and precise source of directory service.  Our directory includes a collection of 1,019,424 active searchable categories and links to more than 646,595 selected websites as of June 10, 2006.  As we add searchable categories and links to relevant websites increasing those totals approximately every two hours, we expect to grow to the largest and most complete directory of the internet.
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SuperDirectories’ human edited content and full text search capability is housed in servers in Watertown, NY and Montreal, QC (with additional servers to be acquired as needed) and accessed via www.superdirectories.com.  Our routers are selected and configured to lead each user to the fastest available connection.  A third machine (server), internally known as “our database machine” is not available to internet users, but is remotely accessible to our consultants by their individual security passwords.  The database machine replicates to the servers every two hours.

“SuperDirectories” is a United States registered Service Mark (No. 2,425,941), superdirectories.com, superdirectories.biz, superdirectories.info, superdirectories.us and lukesmart.com are domain names owned by the Company.  The servers contain the directory structure and content and are fully searchable “Full Text Databases”.

Use of SuperDirectories is free; there are no fees to the internet users.  Our revenues will be derived from future fees to be charged to  the listed websites, publicity banners and Associate and Affiliate Agreements.  Each of our consultants has been trained in specific fields of research.  They create new categories and revise existing categories in our directory and add new pertinent websites that meet our strict standards.  Our search program allows internet users to query our database in many different ways because of the “Full Text Structure” of our directories.  We have “Online Tutorials” to educate internet users on how to get the most pertinent results from their queries.

It is Management’s opinion that no “Search Engine” or other “Directory” on the internet today is capable of supplying such query results as are obtained from the exclusive combination of our “search program” and “Full Text Structure”.

Principal Product

Our principal product is the provision of a directory and research service website on the internet which is based on “Human-Edited” content and “Full Text Directory” responsiveness (as defined above).  This offers an alternative of defined term searches as opposed to the entry of keywords into a search box.  Our system will produce a limited number of “hits”, but they will all be directly and fully responsive to the inquiry.  In contrast, the keyword system used by others which provides an infinite number of responses (Google and Yahoo), all not necessarily directly responsive to the phrase entered by the searcher.  The keyword system conducts an online research rather than matching the “full text” of the inquiry as done by our system.  Every item on our website is reviewed by a human being to whom we look rather than relying solely on a collation of computer drive data from other sources.  We focus on including only authoritative and up-to-date context in our directory.  Our consultants/editors use proprietary and licensed software products that help them find, categorize, index and rate high-quality websites.  Our directory is organized to provide relevance for both category-based and keyword searches.  Searches may also be conducted by location or subject by use of options on queries.  Our navigation interface allows a user to follow a search path into categories and sub-categories visually on the screen.  The database shows all countries and major cities of the world, regions, countries or best links to them, and a multitude of subjects in organized and classified listings.

This use of “human-editing” creates content which allows users to conduct “full text” searches resulting in a narrower search result than would be possible using other internet search methods.  Most directories and search engines conduct research online by seeking matches through keyword searches rather than through the meaning of whole phrases or ‘full text”.  In contrast, the research behind our database has been edited and categorized in the process of listing in our database, allowing users to obtain results using “Full Text” searches.  Our Management believes that we are the first and only website on the internet that offers a Human Edited “Full Text Directory” search.  Other products and services planned to be offered include Associate and Affiliate programs for airline ticket referral booking, cruise booking referral, fishing charter booking referral, golf packages booking referral, hotel room booking referral and ski packages booking referral.  These agreements are common between internet E-commerce sites.  Typically, a program runs between the two concerned websites, and a monthly fee is paid for all referrals leading to a sale at a rate ranging from 8% to 15% of the sale price.  No agreements have yet been reached concerning this type of business.
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Distribution Methods

Distribution methods have not yet been finalized due to unresolved variables as the company is not yet ready to commence marketing (presently anticipated to be August 2006).

Status of Any Publicly Announced New Produce or Service

There have been no public announcements regarding new products or services.

We have a program that checks the connectivity of all the URLs in its database every six hours.  Any URLs that do not open within 10 seconds are listed and rechecked daily for 30 days and then automatically deleted if not active.  Our consultants routinely revise the directory content.  Our database is now growing at a rate of 1,500 categories per day.  Management’s goal is that it will ultimately reach a growth rate of more than 50,000 categories per day.

Marketing Activities

Marketing activities have not yet commenced.  When we start, our marketing strategy will be primarily targeted at the following groups:

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the advertising trade, including advertising agency media planners who plan and buy online advertising for their client,

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business partners, including ISPs, media companies, portals, search engines and other web sites, that partner with us to enhance the search experience of their users, and

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online businesses that seek to have their listings included in our search results in order to gain the benefits of search marketing.

Any of our sites that will not be covered by a “Pay-per-Click agreement” with us after September 1, 2006 will receive a bi-weekly report showing the hits they have received from us and giving notice that their listing will be discontinued in 60 days unless a Pay-per-Click agreement has been reached.

The priority order in which websites will appear in our search results will be controlled by the popularity of each website and not by the amount they have agreed to pay for key words.  Our Pay-per-Click key-word fees will be a fixed rate.  The website owners contracting for a publicity banner will most likely become the most popular and in turn will show at the top of the search result listing.

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Competition

The directory and search engine industry is competitive and rapidly changing. In the Internet content retrieval market, we will compete on the basis of the quality of content and the ease of use of online services. Competitors include Amazon's A9, AOL Time Warner, Ask Jeeves, FindWhat, Google, LookSmart, Microsoft's MSN and Yahoo!, all of whom have greater capital or technical resources, larger distribution networks or user bases, longer operating histories and/or greater brand recognition than we have. However, in the judgment of management, no competitive directory is built on the dual foundations of “Human Editing” and “Full Text Directory” search which management expects to produce more precise results and therefore a competitive advantage. Search results will show all our listed websites (in the searched category or description).

Source and Availability of Raw Materials

We are not a user of raw materials and do not anticipate any future use.

Customers

We are currently a development stage company and have no customers.  When we do commence business late in 2006, we will not be dependent on one or a few customers.  We expect to market to a broad base of website owners listed on the directory, estimated to be at least 1,000,000 website owners.

Employees

As of the date hereof, we have one employee, Luke Lalonde, who is also sole director and President and who is full-time. We have never had a work stoppage, and our employee is not represented by a labor union. There are no labor contracts. We consider our relations with our employee to be good.  We presently use independent consultants/editors on a contract base but intend to hire several as employees once operations commence.

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Environment and Government Approval

We do not have any environmental compliance costs, and there is no existing or anticipated impact by reason of government regulation or approval.

Patents, Trademarks and Royalty Agreements

We hold the registered Service Mark – SUPERDIRECTORIES- carrying registration number 2,425,941 in the United States Patent and Trademark Office.  We hold no other patents, licenses, franchises, concessions or royalty agreements.  The service mark expires on January 31, 2011 unless renewed.  Most of our programs have been developed “in-house”; there are now 168 such programs running on our website.

Research and Development

During the fiscal years ended September 30, 2004 and 2005 we spent approximately $14,903 and $20,402 respectively, on product development.  None of these costs have been or will be passed on to customers or borne directly by them.

Web Site

Our web site, www.superdirectories.com, will provide access, without charge, to our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with the Securities and Exchange Commission.

Our search program does not use “quotation marks” to set off search terms like all other conventional spiral directories on the internet.  Since all our categories and website URLs are named in a “Full Text” methodology, the users may query our database in a very different way than possible with search engines and conventional spiral directories.  We are a searchable directory, not a search engine.

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RISK FACTORS

We are a development stage company, and our lack of operating history makes evaluating our business and future prospects difficult.

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We were incorporated in Delaware in October 1999, and we have not generated any revenues to date. The directory and the website are the Company’s significant assets other than financial resources such as cash and access to new capital. We have been engaged predominately in start-up activities related to the development of our SuperDirectories database and website. The likelihood of our success must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered by a small developing company starting and growing a business enterprise in the highly competitive environment in which we intend to operate. To address these risks, we must, among other things, respond to competitive developments; continue to attract, retain and motivate qualified persons; research and develop new technologies; and commercialize services incorporating such technologies. There can be no assurance that we will be successful in addressing these risks or any other risks. There can be no assurance that we will be able to successfully implement our business plan, generate sufficient revenues to meet our expenses, operate profitably or be commercially successful.

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We have a history of operating losses and we anticipate significant increases in our operating expenses over the next few years, which could limit our ability to become profitable.

We anticipate incurring additional losses during the next stages of development and expansion. In addition, we anticipate that our operating expenses will increase for the foreseeable future as we expand our business operations. As a result of these increased expenses, we will need to generate significantly higher revenues, or otherwise seek out additional funds, to maintain our business operations. There can be no assurance that we will be successful in obtaining revenues or additional funds in amounts necessary to fund our operations or implement our business strategies.

Our business plan emphasizes commercializing our directory and search solutions, but we have not developed these capabilities to date.

Our business plan is based on our ability to develop a substantial Internet user base and, in turn, develop commercial applications including paid placement and paid inclusion listings and additional related services such as research and booking tools and comparison shopping tools. By developing a substantial Internet user base, we would be able to offer advertisers the opportunity to reach Internet users on a broad scale and find their target audiences more effectively. However, we have no experience in developing these types of services. Moreover, we cannot be sure that we will be able to develop a substantial Internet user base or develop paid placement inclusion listing services or other related services that are attractive to advertisers. If we are unable to develop these capabilities, we will not be able to generate any revenue and our business, financial condition and prospects would be materially harmed.

We may be unable to obtain additional operating funds through loans or future sales of equity or debt securities, which could have a material adverse effect on our ability to implement our business plan, and which could result in dilution to our stockholders.

Our capital requirements to implement our business strategy will be significant. We will need additional funds from loans and/or the sale of equity or debt securities. We anticipate requiring additional funds in order to fully implement our business plan to expand significantly our operations. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. Our inability to obtain financing would have a material adverse effect on our ability to implement our business strategy and, as a result, could require us to diminish or suspend our business operations.

Furthermore, our future capital needs could require us to sell equity or debt securities. The sale of additional equity or convertible debt securities could result in dilution to our stockholders. If additional funds are raised through the issuance of debt securities, these securities could have rights that are senior to holders of our common stock and could contain covenants that restrict our operations.

There is currently no market for our securities and there can be no guaranty that there will be a market in the future, thereby significantly restricting the transferability of our securities.

Our common stock is not currently listed for trading on any medium. Although we intend to apply to have our common stock quoted on the OTC Bulletin Board by seeking out a broker-dealer to act as market maker for our securities, there is currently no market for our shares; nor is there any assurance we will be accepted for a quotation on the OTC. To date, there have been no discussions with any broker-dealer, and no market maker has been identified. Furthermore, there can be no assurance that any broker-dealer will be willing to act as market maker to allow us to quote our common stock, or that a market for our securities will ever develop or be maintained. Even if we are quoted on the OTC Bulletin Board, any market price for shares of our common stock is likely to be very volatile, and numerous factors beyond our control may have a significant effect. In addition, the stock market has generally experienced, and continues to experience, price and volume fluctuations which have affected the market price of many small capital companies and which have often been unrelated to the operating performance of these companies. These broad market fluctuations, as well as general economic and political conditions, may adversely affect the market price of our common stock in any market that may develop.

Furthermore, over 95% of our presently outstanding securities are "restricted securities" as the meaning of this term is defined in Rule 144 promulgated by the Securities and Exchange Commission (“SEC”) under the Securities Act, because they were issued in private transactions rather than a public offering. This means these securities cannot be resold unless registered or subject to an exemption from registration. In addition, resale and transfer of our shares may be restricted under the blue sky regulations of some states unless exemptions apply. If we register these securities, we expect them to fall under "Penny Stock" regulations promulgated by the SEC – see "Item 1. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters" in Part II of this registration statement.

We could face liability for information contained on, and communications made through, our website

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We may be subject to claims for defamation, negligence, copyright or trademark infringement, personal injury or other legal theories relating to the information we publish on our website. These types of claims have been brought, sometimes successfully, against online services as well as other print publications in the past. Based on links we provide to other websites, we could also be subject to claims based upon online content we do not control that is accessible from our website. These claims could result in substantial costs, damage to our reputation and business, and a diversion of our management's attention and resources, regardless of whether we are successful in defending against such claims. We do not have commercial general liability insurance to protect us against these types of claims.

Our small size and limited operating history may significantly limit our ability to compete successfully against larger, more established competitors, which could have a material adverse effect on our business, results of operations and financial condition.

The web search industry is characterized by large, well organized and well funded competitors such as Yahoo!, Google, MSN and LookSmart. Because of our small size, we may have difficulty in competing with larger, more established competitors. The Internet search market is rapidly evolving and intensely competitive, and we expect competition to intensify in the future. Barriers to entry are low, and current and new competitors can easily launch new websites at a relatively low cost. Other major companies have the financial and technical ability to compete aggressively in the Internet search market. Many of our competitors have longer operating histories, larger customer bases, greater brand recognition in other business and Internet markets, and significantly greater financial, marketing, technical and other resources than we have. Competitive pressures created by any one of these companies, or by our competitors collectively, could have a material adverse effect on our business, results of operations and financial condition, and we can give no assurance that we will be able to compete successfully against current and future competitors.

We may be unable to respond to the rapid technological change in our industry, which could significantly limit our ability to compete in our industry.

The Internet search industry is characterized by rapidly changing technologies, frequent new product and service introductions and evolving industry standards. The growth of the Internet and intense competition in the Internet search industry makes these market characteristics more pronounced. Our future success will depend on our ability to adapt to rapidly changing technologies by continually improving the performance features and reliability of our products and services. We may experience difficulties that could delay or prevent the successful development, introduction or marketing of new products and services. In addition, any enhancements must meet the requirements of our current and prospective users and must achieve significant market acceptance. We could also incur substantial costs if we need to modify our service or infrastructure to adapt to these changes. The failure to offer the most current technologies could significantly limit our ability to compete and could have a material adverse effect upon our business.

We have only one employee and executive officer and director, which could adversely affect our operations.

We have only one employee, Luke Lalonde, who is also our president, and only executive officer and director, and is totally responsible for our current operations.

We depend on the efforts of certain key personnel, the loss of whose services could adversely affect our business.

We depend significantly upon the services of Luke Lalonde, our president and majority stockholder. The loss of his services could adversely affect our business and implementation of our business plan and growth strategy. This in turn could materially harm our financial condition and future results. We do not currently have an employment agreement with Mr. Lalonde and his services may become unavailable to us at any time. We do not carry key person life insurance on the life of Mr. Lalonde.

Our sole executive officer and director owns a large percentage of our voting stock and could exert significant influence over matters requiring stockholder approval.

Based on his share ownership as of March 31, 2006, our president and sole director, Luke Lalonde, and his affiliates, will own, or will have the right to acquire within 60 days of such date, approximately 61% of our outstanding common stock. Accordingly, as a practical matter, Mr. Lalonde may be able to exert significant influence over matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other business combinations. This concentration of voting stock could have the effect of delaying, preventing or causing a change in control. The interests of Mr. Lalonde may also conflict with the interests of other holders of our common stock.

We will incur increased costs as a result of being a fully reporting company.

Compliance with the reporting obligations under the Exchange Act involves substantial costs, including the cost of an independent registered public accounting firm to review quarterly financial reports and prepare audited annual reports, the cost of directors and officers liability insurance and indemnification, the costs to implement internal control procedures for financial reporting and public disclosure, the cost of preparing quarterly, annual and periodic reports and filing them with the SEC and the cost of printing and mailing information related to stockholders' meetings. We believe that these costs will be offset by the benefit of greater access to capital and an improved trading market and liquidity for our stockholders. However, the costs related to being public are largely fixed, while the benefits are dependent upon a number of factors, the success of which cannot be guaranteed.

ITEM 2.   PLAN OF OPERATION

The following discussion of our plan of operation for the next 12 months should be read in conjunction with our financial statements, any notes related thereto, and the other financial data included elsewhere in this registration statement.

Overview

SuperDirectories, Inc., a Delaware corporation, was formed in October 1999 under the name LukeSmart, Inc.  In July 2001, we changed our name to SuperDirectories, Inc.

We are a development stage company whose activities to date have been limited to organization of the company, raising capital through the sale of our common stock in private transactions, development of our SuperDirectories database and website, and filing of this registration statement.

During the period from inception through March 6, 2006, we have incurred development costs of $138,166 and operating expenses of $4,721,323 with no operating income.  During the 12 months ending on September 30, 2006 (our fiscal year), we anticipate costs of $1,520,000.00 which include $60,000.00 for research and development (including website development) $730,000 for operations, $600,000 for personnel and $130,000 for office furniture, fixtures, personal computers and telephone systems.  To date, we have been able to pay all costs through the sale or exchange of common stock.  For further expenses, we will have to rely on the balance of the proceeds from prior sales of stock, our cash on hand ($307,838), borrowings and future sales of stocks including investments by our principal shareholder and CEO.  We do not anticipate revenues from operations prior to September 30, 2006.  We cannot be certain of raising necessary funds through loans or security sales.  If we are unable to do so, and our principal shareholder and CEO is unable or unwilling to invest the necessary funds, we may have to curtail operations.  See “Risk Factors – History of Operating Losses and Additional Operating Funds Through Loans or Future Sales of Securities”.

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We engage in flexible planning, flexible forecasting and flexible budgeting.  Notwithstanding numerous inquiries from present shareholders and other persons expressing an interest in purchasing shares, no prospective investors have been approached; nor have any specific plans been formulated for additional sales.  Nevertheless, management, in light of the interest shown is comfortable in representing that present cash will sustain the company until additional capital is raised.  Our examination of the numbers and the facts presented herein above leads us to two conclusions: 1. Management believes it can obtain significant new capital on short notice by private sales of restricted shares to existing investors who have approached us; and 2.  Management can delay and accelerate respectively the elements of cost and financing (new stock sales) to the extent prudent management requires it in order to bring about the success of the overall Plan of Operations.

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Pay Per Click A major portion of revenue is expected to come from Pay Per Click fees which we will commence in September 2006.  We are presently generating 15,000 clicks per month and we have no agreements in place at this time to convert clicks to dollars.  Our rate structure will be a flat $0.25 per click, compared to an average of $0.92 for Google and Yahoo, the best known and most measurable who generate more than 2,000,000 clicks per day.  We expect to increase our monthly click rate to 500,000 by September and our conversion to payment to approximately 50% at the $0.25 rate.

Banners will be sold on an annual basis, starting in September when we will attempt to convert all present (trial basis) free-banner sites to paid sites.  Our strongest incentive offer will be “pay to stay” with a gradual phasing out of those who do not choose to pay.

Listing fees will be offered at $150.00 per page listed compared to more than $500.00 for the big players like Google and Yahoo. A “Submit” form will be installed on our site.

Associates and Affiliates programs are those such as EBay and Amazon who pay between 8% and 15% of the sale referred.  We will start our campaign for these listing in August 2006.

Bookings revenues will generate from electronic linking with Hotel chains, Tour operators and other large internet sellers of services such as Cruise lines, Resorts, Golf and other sports and recreation packagers.  We already have what we believe is a most complete listing of such sites and will start working them for agreements during August 2006.

All of our revenue sources are expected to generate gradually with good acceleration.  We estimate that we will achieve total revenues from all sources of $50,000 by the month of October 2006 of which most will have been Pay-Per-Click advertising.

A national advertising program is planned to be undertaken in September 2006.  Final costs and budgets have not been negotiated or agreed upon, however, management estimates that advertising might cost several millions in the first year and will be a dominant future cost.  Taken in addition to those costs described above and below for development, personnel, office and associated equipment costs, we will certainly require additional capital before the present fiscal year is over.  We continue to research non-equity alternatives but our most promising avenue seems always to be equity.

We have projected the opening of new offices in Plattsburgh NY for August 2006.  In addition, seven new hires are contemplated for August and two per month thereafter, largely for administration totaling 16-20 which includes internet editors.  We do not anticipate the purchase or sale of major equipment.

Independent directory consultants are trained to do subject-specific researches to the standards of our directory.  We have had good success with these and presently have seven on a contractor basis only.  Ten more will be added in July 2006 followed by the addition of three per month thereafter for the full year.  These people create new categories and add websites to our directory.

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We are now upgrading our server network by adding router machines to our existing servers and more servers in different locations will be added as the user-traffic volume and origin-locus will require.

We currently have three servers in operation – two in Watertown, New York at facilities operated by Westelcom and one installed at facilities operated by MCI in Montreal, Quebec.  By the end of the current fiscal year, we will install a fourth server in Plattsburg, New York.  It is our plan to have all these facilities in operation and producing revenues in the first quarter of fiscal year 2007.

We are expanding the number of URLs at a rate of approximately 1,000 a day and the number of categories into which we classify URLs at a rate of approximately 700 a day.  We also plan to increase the number of Internet editors and leverage their efforts to reach our goal of 20 million websites.  By developing a substantial Internet user base we would be able to offer advertisers the opportunity to reach internet users on a broad scale and to target audiences more effectively.

We intend to introduce a fixed “price per click” (as opposed to the highest bid strategy employed by all known competitors) which we expect to yield a following dedicated to true content matching rather than a ranking based on price.  This plan will be modified to offer discounts to sites producing the highest click ratings.  We believe this strategy is not yet in wide use and will require a series of modifications to test and prove the concept.  In the opinion of management, the bidding concept for key words is not the proper, customer-centric way to determine the priority order of websites to be shown in search results.  We believe that showing the most frequently accessed sites at the top of the results list produces a more ethical result for users/searchers.

Paid inclusion on listing will provide relevant search traffic with the submission of only a URL, title and description.  Each click to a paid inclusion listing will be billed on a simple pre-set “cost per click”.  Paid inclusion listing will be boosted into the sponsored search section of the search, results page when space is available.  In addition, we will consider alternative revenue generating opportunities such as providing research and booking search tools for certain on line service providers such as hotels, airlines, car rental and vacation packages as well as comparison shopping tools for users to find, research, compare and purchase products on line.  We publish our data in a proprietary and unique set of categories in specific taxonomy, which has over 1,019,424 searchable categories as of June 10, 2006.  We expect to develop technology for incorporating maximum “cost per click” and click through rate in the placement of listings in search results, updated throughout the day.

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Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America.

On an ongoing basis, we evaluate our estimates, including those related to reserves, impairment of website development cost, value of our stock issue to consultants for services and deferred taxes.  We base our estimates on assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates under different assumptions or conditions; however, we believe that our estimates, including those for the above described items are reasonable.

Amortization of Website Development Costs:  In accordance with EITF 00-02 and SOP98-1, the Company has capitalized certain website development costs totaling $232,249 at September 30, 2005.  Capitalized website development costs will be amortized over a period of three years once the website is ready for its intended use.

Stock Options to Consultants:  Stock issued to consultants for services are reported under SFAS123R.  Share based payments are recognized in the statement of operations, based on their fair values.  Stock options for 2,484,300 shares have been exercised at September 30, 2005 and another 2,535,000 shares were vested, however, not exercised at September 30, 2005.  The fair value of these vested options were determined using the Black-Scholes option pricing model.  Consulting expense totaling $2,489,370 was recorded in the September 30, 2005 statement of operations in connection with these transactions.

Deferred Income Tax Asset Valuation Allowance:  We record a valuation allowance to reduce our deferred income tax assets to the amount that is more likely than not to be realized.  In evaluating our ability to recover our deferred income tax assets we consider all available positive and negative evidence including our operating results, ongoing prudent and feasible tax planning strategies and forecasts of future taxable income on a jurisdiction by jurisdiction basis.  In the event we were to determine that we would be able to realize our deferred income tax assets in the future in excess of their net recorded amount an adjustment to valuation allowance would likely increase stockholders’ equity as substantially all of our net operating losses result from employee stock option deductions.

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ITEM 3.	DESCRIPTION OF PROPERTY.

Our principal corporate offices are currently located at 5337 Route 374, Merrill, New York and consist of approximately 150 square feet of office and administrative space that we lease from and share with AquaNature USA, Inc. pursuant to an informal month-to-month lease arrangement. Luke Lalonde, our president and majority stockholder is the majority stockholder of AquaNature USA.  For the fiscal years ended September 30, 2004 and 2005, we paid AquaNature USA approximately $14,500 and $22,000 respectively in rent and services related to the property and $25,302 for the six months ended March 31, 2006.

We are currently seeking to lease a new facility in or near Plattsburg, New York, which will serve as our principal corporate offices. We anticipate relocating to such a new facility by the end of our current fiscal year.

ITEM 4.     SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table sets forth, as of December 31, 2005, certain information concerning the ownership of our common stock by Mr. Lalonde who is the:

•

only person who is known to us to own beneficially 5% or more of our outstanding common stock;

•

only director, president and only executive officer; and

•

only director and executive officer as a group.

Unless otherwise indicated, the person named below has sole voting and investment power with respect to all shares shown as beneficially owned by him, except to the extent authority is shared by his spouse under applicable community property laws.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes all shares over which the subject individual has or shares voting or investment power. Shares of common stock subject to options that are currently exercisable within 60 days of the date of this report are treated as outstanding for the purpose of computing the percentage ownership of the subject individual. These shares, however, are not considered outstanding when computing the percentage ownership of any other person.

As of March 31, 2006, there were approximately 164,325,262 shares of our common stock outstanding.

	Amount and Nature of
Name of Beneficial Owner	Beneficially Ownership	Percent of Class

Luke Lalonde (1)	100,000,000	60.85%

(1) Mr. Lalonde's business address is in care of SuperDirectories, Inc., 5337 Route 374, Merrill, New York 12955.

ITEM 5.      DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

Executive Officers, Key Employees and Directors

The following table sets forth the name, age and positions of Luke Lalonde, our sole executive officer and director. Mr. Lalonde is serving as a director until the next annual meeting of stockholders and until his successor is elected and qualified or until his earlier resignation or removal. Mr. Lalonde is serving as our sole executive officer for a term which continues until the meeting of the board of directors which follows the next annual meeting of stockholders and until his successor shall have been chosen and qualified.

Name	Age	Position(s)

Luke Lalonde	67	President, Treasurer and Sole Director

Mr. Lalonde, 67, has served as our President and sole director since 1999. From 1993 until 1999, Mr. Lalonde was semi-retired. From 1980 until 1993, Mr. Lalonde was the founder, President and Chief Executive Officer of AquaNature, Inc., a natural spring water bottling company, located in Quebec, Canada. Mr. Lalonde also owned and operated AquiCulture, Inc., a rainbow trout farm, from 1972 until 1986. Both AquaNature, Inc. and AquiCulture, Inc. were sold to Danon, Inc. in 1993.

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Shareholders were offered free banners for an undetermined period in time.  There is no cost to the company and should eventually facilitate the sale of banners.

Mr. Lalonde’s daughter received $4,300 in 2004 for assisting in basic structure design.

Gary Benware, an independent accountant, performs the function of Chief Financial Officer.  He is not a director, officer or employee.

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Family Relationships

There are no family relationships among our directors, executive officers, or persons nominated or chosen by us to become directors or executive officers.

Involvement in Certain Legal Proceedings

During the past five years, none of our directors, persons nominated to become a director, executive officers, promoters or control persons have been involved in:

•

Any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

•

Any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violation and other minor offenses);

•

Being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

•

Being found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Audit Committee and Audit Committee Financial Expert

We do not currently have an audit committee financial expert, nor do we have an audit committee. Our board of directors, which currently consists solely of Mr. Lalonde, handles the functions that would otherwise be handled by an audit committee. We do not currently have the capital resources to pay director fees to a qualified independent expert who would be willing to serve on our board and who would be willing to act as an audit committee financial expert. As our business expands and as we appoint others to our board of directors we expect that we will seek a qualified independent expert to become a member of our board of directors. Before retaining any such expert our board of directors would make a determination as to whether such person is independent, and otherwise meets the requirements of an audit committee financial expert.

ITEM 6.  EXECUTIVE COMPENSATION

During the three fiscal years ended September 30, 2005, Mr. Lalonde, our president, was the only employee of the company.  During that same period, Mr. Lalonde has not received any salary or other compensation from the Company.

Option Grants

Option Grants in Last Fiscal Year

We have not granted options to Mr. Lalonde, our sole executive officer and director, at any time.

Director Compensation

Mr. Lalonde does not receive any compensation for acting as sole director of SuperDirectories, Inc.

Employment Contracts and Termination of Employment, and Change-in-Control Arrangements

We currently do not have any employment agreement and/or compensatory plan or arrangement with Mr. Lalonde, our sole executive officer and director.

ITEM 7.     CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We are parties to an informal arrangement with AquaNature USA pursuant to which we lease from our principal corporate offices located at 5337 Route 374, Merrill, New York and we also receive certain telephone, internet, administrative, bookkeeping and related services. Luke Lalonde, our president and majority stockholder is the majority stockholder of AquaNature USA. During our fiscal year ended September 30, 2005, we paid AquaNature USA approximately $22,000 in rent and services related to the property.

In 2000, Mr. Lalonde transferred his legal right, title and interest in the SuperDirectories internet website to the Company in exchange for 100,000,000 shares of our common stock.

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Mr. Frank G. Wright is a minority shareholder of the Company, and a former consultant.  By Agreement dated November 24, 2004  which expired in accordance with its terms on March 24, 2005 (“Agreement”), the Company retained Mr. Wright as a consultant to provide services “related to the registration of the Company’s Common Stock, application to have such shares of Common Stock quoted on the National Association of Securities Dealers, Inc. OTC Bulletin Board, and such other related business services as the Company may reasonably request provided that the Consultant shall not in any case provide any services which would render him ineligible to receive Common Stock of the Company registered on Form S-8 as provided in Section 1.2 hereof”.

That Agreement, which is filed as Exhibit 10.1 to this 10-SB, further provided in Section 1.2 that Mr. Wright was to be compensated by $90,000 in cash plus options to purchase 7,605,000 shares of common stock.  The Stock Option Agreement is attached to the Agreement as Exhibit A and is filed as a part of Exhibit 10.1.

During the term of the Agreement, and since its expiration by its terms more than one year ago, on March 24, 2005, Mr. Wright has assisted the Company to engage counsel and PCAOB accountants, and assisted in the organization of material and persons to prepare and file the 10-SB and Amendments.  Mr. Wright has taken no steps of any kind with respect to anyapplication for quotation on the OTC-BB.

Innovation Capital Partners, in which Mr.  Wright appears as Managing General Partner, has no relationship with the Company.  The only reference to the Company on Innovation’s website is a disclosure that Mr. Wright has enjoyed a prior consulting relationship with the Company.
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The Company is not planning a spin-off or reverse merger or any similar transaction with Innovation.  A 2004 proposal was aborted after discussions with the Staff and General Counsel’s Office led us to believe that it was not a viable plan for the Company.  Furthermore, all reference to that proposed (and “pending” in 2004) transaction were removed by Innovation from its website at that time, almost two years ago.

The Company may seek to engage Mr. Wright as a consultant in the future, if the need arises and an agreement can be reached with him respecting such engagement, if any; however, Mr. Wright has not and shall not in any case engage in any activity or provide any services which would render him ineligible to receive Common Stock of the Company registered on Form S-8.  The Company has no present plans to engage the services of Innovation Capital Partners.

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ITEM 8. DESCRIPTION OF SECURITIES.

The following summary of the material terms of our capital stock is qualified in its entirety by reference to our certificate of incorporation (as amended) and bylaws, which documents are incorporated herein by such reference.

General

Our certificate of incorporation, as amended, authorizes the issuance of up to 200,000,000 shares of common stock, $0.01 par value per share. As of March 31, 2006, approximately 164,325,262 shares of our common stock were issued and outstanding. Our certificate of incorporation does not authorize any shares of preferred stock.

Common Stock

    The holders of our common stock are entitled to one vote per share on all matters to be voted on by stockholders, including the election of directors. Cumulative voting is not permitted. Holders of our common stock are entitled to receive dividends when and if declared by our board of directors out of legally available funds. In the event of liquidation, dissolution or winding up of the affairs of our company, holders of our common stock are entitled to share ratably in all remaining assets available for distribution to them after the payment of liabilities and after provision has been made for each class of stock having preference over the common stock. Holders of our common stock, as such, have no conversion, preemptive or other subscription rights, and there are no redemption provisions generally applicable to our common stock.

Transfer Agent

The transfer agent and registrar for our common stock is Transfer Online, Inc., 317 S W Alder Street, Second Floor, Portland, OR  97204.

 PART II

ITEM 1.	MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY
AND OTHER SHAREHOLDER MATTERS.

Market Information
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As of March 31, 2006, there were outstanding 164,325,262 shares of our common stock of which 158,872,362 are restricted and may be transferred only pursuant to a registration under the Securities Act, Rule 144 or some other exemption from registration.  An additional 7,452,900 outstanding shares issued pursuant to the exercise of a stock option have been registered on a Form S-8, are unrestricted and freely tradable.  No shares are presently proposed to be publicly offered.

We are an Exchange Act reporting company.  However, currently, there is no established public trading market for our common stock. We cannot assure you that a public trading market for our common stock will ever develop or be maintained. We have not applied for a listing on any public trading exchange; however, we intend to apply for listing on the OTC Bulletin Board at a future date. In order to qualify for listing on the OTC Bulletin Board our stock must have at least one market maker who makes appropriate filings with the National Association of Securities Dealers.
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The Securities and Exchange Commission has promulgated rules affecting so-called "Penny Stocks," which are defined in Rule 15g-9 promulgated under the Exchange Act as equity securities whose market price is less than $5.00. We anticipate that our stock will fall under this definition. Transactions in Penny Stocks are restricted and regulated in several ways:

•

Brokers must approve a client's account for transactions in Penny Stocks by obtaining information about the client's financial situation and making a determination that Penny Stocks are suitable for the client, or that clients have sufficient experience to evaluate the investment in a Penny Stock themselves;

•

Brokers must receive a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased;

•

Brokers must deliver to the client prior to a transaction in Penny Stocks a written disclosure statement highlighting the basis for the suitability decision, as well as that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure about the risks of investing in penny stock in both public offering and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions; and

•

Brokers must furnish the client with monthly account statements with recent price information about the client's Penny Stocks and setting forth information about the limited market in Penny Stocks.

These regulations could make it more difficult for investors to transact in our common stock, and therefore, a market in our securities may be less developed than that of otherwise similar issuers who are not subject to Penny Stock regulations.

Holders

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On March 31, 2006, there were approximately 676 holders of record of our common stock.
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Dividends

Dividends, if any, will be contingent upon our revenues and earnings, if any, capital requirements and financial conditions. The payment of dividends, if any, will be within the discretion of our board of directors. We have never declared or paid any dividends on our common stock and we do not intend to pay dividends on our common stock in the foreseeable future. We anticipate that we will retain any earnings to finance the growth and development of our business and for general corporate purposes.

Securities Authorized for Issuance Under Equity Compensation Plans

There are no existing compensation plans.  An earlier option plan has been fully exercised.
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Shares were issued pursuant to the Stock Option Agreement dated November 24, 2004 between us and Frank G. Wright. The options were granted to Mr. Wright as partial compensation for consulting services that he provided to us related to the registration of our common stock under the Exchange Act and such other related business consulting services as we may reasonably request. Pursuant to the stock option agreement, we granted to Mr. Wright options to purchase up to 7,605,000 shares of our common stock. One-third of the options became immediately exercisable; another one-third of the options became exercisable upon the filing of this registration statement with the Securities and Exchange Commission; and the remaining one third of the options became exercisable upon the effectiveness of this registration statement. The exercise price for the options is $ 0.01 per share. The options shares have been registered on a Form S-8 filed with the SEC, and there are no unexercised options remaining.

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ITEM 2. LEGAL PROCEEDINGS.

We are not currently a party to any pending legal proceeding, nor is any of our property the subject of a pending legal proceeding. We are not currently aware of any proceeding that a governmental authority is contemplating against us.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

On December 17, 2004, we engaged Sprouse & Anderson, LLP ("S&A") as our principal independent accountants. During the engagement, we had a disagreement with S&A regarding $1,000,000.00 valuation we placed on the website transferred to the Company by the principal shareholder in exchange for restricted stock.  In addition, discussion and disagreement focused on the amount and timing of an appropriate impairment of that asset.  In connection with the discussion of those issues, S&A recommended that we obtain a valuation from an outside expert to determine if any impairment existed. We dismissed S&A on March 4, 2005, at which time S&A had not issued any report in connection with our financial statements.  Our board of directors approved the dismissal, but did not have any discussions with S&A regarding the subject matter of the disagreement. We engaged Goff Backa Alfera & Company ("GBA") as our principal independent accountants on March 15, 2005, and authorized S&A to respond fully to the inquiries of GBA concerning the subject matter of the disagreement.  We ultimately decided to obtain such outside valuation. This was done for the purpose of testing our intangible assets for impairment in accordance with Statement of Financial Accounting standards No. 142.  The analysis was completed by Horovitz, Ruday and Paterano, independent public accountants and business advisors on April 6, 2005.  They have rendered no other services to us. We did not have further consultations with S&A. There were no other disagreements with S&A on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to S&A's satisfaction, would have caused it to make reference to the subject matter of the disagreements in connection with its report.

We have provided S&A with copies of the foregoing disclosures and requested S&A to furnish to us a letter, addressed to the Securities and Exchange Commission, stating whether it agrees with the above statements. A copy of S&A's letter is filed as Exhibit 16.1 to this registration statement.

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A second former accountant, Dragon Benware, was not retained to continue as our auditors as they were not qualified under PCAOB requirements.  They rendered no adverse opinion or disclaimer nor was there any modification of any earlier opinion.  The decision was approved by the Board of Directors. There was no disagreement on accounting principles.

The former accountant did not advise us that internal controls did not exist or that they were unwilling to rely on management’s representations or that the scope of the audit should be expanded or that information had come to their attention that would materially impact the fairness or reliability of any opinion.  The prior accountant was authorized to respond fully to the inquiries of the successor.
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A new accountant, qualified under PCAOB, was engaged.  In response to SEC comments, the new accountant, Goff, Backa, Alfera & Company, LLC was required to re-audit financial statements from inception (November, 1999) through September 30, 2005 (end of latest fiscal year).  Audits have been redone and restated and are filed as a part of this Form 10-SB.  A letter from Dragon Benware is attached as Exhibit 7.

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ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES.

During the three years ending on September 30, 2005, we issued a total of approximately 18,841,061 shares of our common stock in individual private offerings at prices ranging from $.01 to $1.00 per share. Except as noted below, all of these shares are restricted securities, as that term is defined by the Securities Act.

The following chart sets forth, by date, (i) the total number of shares sold on that date, (ii) the number of purchasers that purchased shares in individual offerings on that date, and (iii) the total price of all offerings that occurred on that date. All shares of our common stock were sold for cash, except as otherwise noted.

Date	Number of Shares Sold	Number of Purchasers/Offerings	Total Offering Price
October 7, 2002	75,000	1	$3,750.00
April 24, 2003	36,000	3	$1,800.00
April 19, 2003	280,135	17	$14,006.75
May 12, 2003	179,313	12	$8,965.65
May 18-19, 2003	86,000	2	$4,300.00
June 6, 2003	14,400	1	$720.00
June 27, 2003	98,340	12	$4,917.00
July 10, 2003	96,668	5	$4,833.40
October 28-30, 2003	141,700	5	$7,085.00
November 17, 2003	234,117	16	$11,705.85
December 19, 2003	315,000	7	$15,750.00
December 23, 2003	334,135	15	$16,706.75

January 6, 2004	230,000	21	$10,900.00
February 9, 2004	572,400	18	$23,746.00
February 19, 2004	421,337	22	$25,200.18
February 23-24,2004	1,556,855	71	$33,137.10
March 17, 2004	268,950	16	$5,379.00
April 5, 2004	572,108	31	$29,731.40
May 25-26, 2004	513,000	26	$10,260.00
June 10, 2004	43,382	1	$4,338.20
June 18, 2004	1,267,170	77	$25,242.40
July 6, 2004	170,286	10	$6,605.72
July 12-14, 2004	365,695	24	$54,198.57
August 11, 2004	125,000	9	$10,500.00
September 14, 2004	242,974	15	$39,497.40
October 18, 2004	593,234	13	$12,612.34
November 29, 2004	62,000	5	$12,600.00
December 3, 2004	4,000	1	$2,000.00
December 16, 2004	480,600	19	$73,490.00
December 27, 2004	12,000	2	$6,000.00
January 5, 2005	66,000	6	$33,000.00
January 20, 2005	18,000	1	$9,000.00
January 26, 2005	13,000	3	$6,500.00
January 31-February 1, 2005	50,000	7	$25,000.00
February 7, 2005	200,500	7	$22,575.00
February 14, 2005	35,000	1	$17,500.00
February 25, 2005	28,000	4	$6,300.00
March 2, 2005	10,000	1	$5,000.00
March 16, 2005	5,000	1	$2,500.00
April 11, 2005	2,484,300	1	$0.00*
April 11, 2005	9,100	13	$19,250.00
April 28, 2005	495,000	5	$100,710.00
May 3, 2005	23,000	2	$4,300.00
May 6, 2005	10,000	1	$5,000.00

May 9, 2005	26,000	4	$2,600.00
May 17, 2005	11,000	2	$1,100.00
June 10, 2005	28,110	4	$2,811.00
June 17, 2005	4,000	1	$2,000.00
July 7, 2005	69,000	10	$8,500.00
July 22, 2005	3,341,202	18	$36,320.20
July 26, 2005	278,780	38	$30,918.00
August 2, 2005	16,000	3	$5,500.00
August 5, 2005	10,000	1	$5,000.00
August 11, 2005	311,000	21	$24,900.00
August 12, 2005	58,000	6	$5,800.00
August 19, 2005	15,000	2	$5,500.00
August 23, 2005	103,000	10	$9,300.00
August 28, 2005	40,000	7	$18,600.0
August 30, 2005	50,000	4	$3,000.00
August 31, 2005	1,119,590	76	$75,285.00
TOTAL	18,841,061	778	997,848.57
*

Represents exercise by Frank G. Wright of vested stock options granted for services rendered related to the registration of our common stock under the Exchange Act and other business consulting services.

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The foregoing sets forth, in chronological order the sales, in all of which the price was determined by Mr. Lalonde.  Except for 15 foreign trusts and corporations, all the purchasers were individuals and private investors.  None were or are directors, officers, employees or 5% shareholders of the Company.  There were no public offerings, no underwriters and no commissions paid.  No shares have been issued since August 31, 2005 except for 4,968,600 shares issued on March 25, 2006 to Frank Wright upon exercise of stock options.  These shares were registered under the 1933 Act on a Form S-8.

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Of the sales noted above (except option shares), $56,100 were made to investors in 9 states of the United States.  The balance, 753 sales totaling $941,748.57, were made to Canadian and other non-United States purchasers.  We relied on the exemptions provided by Section 504 of Regulation D and Section 4(2) of the Securities Act with respect to United States investors and Regulation S with respect to the non-United States purchasers.  However, no Form D was filed with respect to United States purchasers.

We have, therefore, taken the following steps:

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(1)

With respect to the United States purchasers: although failure to timely file the Form D does not void the Section 504 exemption, we have filed a Form D with the Commission and state agencies where required.  Stop Transfer Orders have been placed with our Transfer Agent.

(2)

While we were engaged in drafting the original 10-SB (which we filed on September 20, 2005) a former attorney advised that our reliance on a Regulation S exemption for sales of unregistered securities was subject to question since we might not have given and received sufficiently affirmative representations respecting the conditions upon which Regulation S sales were made.  Subsequently, our present counsel determined that Regulation S sales, if made without sufficient documentation, might confer a right of rescission upon the purchasers as a remedy.

We prepared and mailed to all affected shareholders an offer of rescission, providing those shareholders an opportunity to elect to keep their shares, or rescind and receive a full refund.  The election to keep said shares carried with it all of the provisions which a formal Regulation S Subscription Agreement would contain, to wit:

1.

Purchaser Certification.  A purchaser must certify that it is not a U.S. person, as defined in Rule 902(d), and that it is not acquiring the securities “for the account or benefit of any U.S. person”.

2.

Purchase Agreements.  Each purchaser is required to agree to resell the securities only in accordance with Regulation S, the registration requirements of the Securities Act or pursuant to an exemption from registration.  Furthermore, the purchaser must agree “not to engage in hedging transactions with regard to such securities unless in compliance with the Securities Act.”

3.

Legends.  Under Rule 903(b)(3)(ii)(B)(3), domestic issuers of equity securities are required to place a legend on the securities sold offshore under Regulation S.  This legend must advise that transfer of such securities is prohibited other than in accordance with Regulation S, pursuant to registration under the Securities Act, or pursuant to an available exemption from registration.  It must also advise that hedging transactions may not be conducted except in compliance with the Securities Act.  Purchasers must acknowledge their understanding of these conditions.

4.

Stop Transfer Instructions.  The Company must issue instructions to its Transfer Agent to refuse to register any transfer of equity securities not made in accordance with the registration or exemptive provisions of the Securities Act, or Regulation S.  Purchaser must acknowledge understanding that the Company will do this.

All shareholders outside the US were mailed a copy of the offer of rescission containing all of the specified provisions.  All shareholders elected to keep their shares, and none elected to accept the rescission offer.  The requirements of Regulation S have thus been met.

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Except for approximately $15,000.00  in expenses incurred in preparing and filing the Form D and preparing and delivering the rescission offer material, we believe there is no liability, contingent or otherwise which should be reflected in our financial statements or in Risk Factors section of this Registration Statement.  Such expenses will not negatively impact our capital structure as we have sufficient cash to pay all of those expenses.  It is our opinion that there is no basis for a claim for damages by any purchaser under federal or any state law, and no claims have been made.  In the absence of any monetary risk respecting those Regulation S sales, no disclosure is made herein under Risk Factors.

ITEM 5.     INDEMNIFICATION OF DIRECTORS AND OFFICERS.

We are a corporation organized under the laws of the State of Delaware. Under Section 145 of the Delaware General Corporation Law, a Delaware corporation has the power, under specified circumstances, to indemnify its directors, officers, employees and agents in connection with actions, suits or proceedings brought against them by a third party or in the right of the corporation, by reason of the fact that they were or are such directors, officers, employees or agents, against expenses incurred in any action, suit or proceeding. Our certificate of incorporation, as amended, includes provisions (i) to eliminate the personal liability of our directors for monetary damages resulting from breaches of their fiduciary duty and (ii) to permit us to indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law.

PART F/S

Our financial statements are included at the end of this registration statement beginning on page F-1 and are incorporated herein by reference.

SUPERDIRECTORIES, INC.

(A Development Stage Company)

Audited Financial Statements

From Inception (November 15, 1999)

to September 30, 2005

Including Interim Financial Information

For the Periods Ended

December 31, 2005 and 2004

SuperDirectories, Inc.

Index to Financial Statements

Contents

Report of Independent Registered Public Accounting Firm

F-2

Financial Statements

Balance Sheets

F-3

Statements of Operations

F-4

Statements of Stockholders’ Equity

F-5

Statements of Cash Flows

F-6

Notes to Financial Statements

F-7 – F-16

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

of SuperDirectories, Inc.

We have audited the accompanying balance sheets of SuperDirectories, Inc. (a development stage company) as of September 30, 2005 and 2004, and the related statements of operations, stockholders’ equity and cash flows for the years then ended, and for the period from November 15, 1999 (inception), to September 30, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SuperDirectories, Inc. as of September 30, 2005 and 2004, and the results of its operations and its cash flows for the years then ended, and from November 15, 1999 (inception), to September 30, 2005, in conformity with accounting principles generally accepted in the United States of America.

As discussed in notes 1 and 9 to the financial statements, the Company has restated its financial statements for the fiscal years ended September 30, 2004 and 2003.

GOFF BACKA ALFERA & COMPANY, LLC.

Pittsburgh, Pennsylvania

February 20, 2006

SuperDirectories, Inc.

(A Development Stage Company)

Balance Sheets

The accompanying notes are an integral part of these financial statements.

SuperDirectories, Inc.

(A Development Stage Company)

Statements of Operations

The accompanying notes are an integral part of these financial statements.

SuperDirectories, Inc.

(A Development Stage Company)

Statements of Stockholders’ Equity

The accompanying notes are an integral part of these financial statements.

SuperDirectories, Inc.

(A Development Stage Company)

Statements of Cash Flows

The accompanying notes are an integral part of these financial statements.

SuperDirectories, Inc.

Notes to Financial Statements

Note 1 – Summary of significant accounting policies:

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

General

SuperDirectories, Inc. is a corporation organized under the State of Delaware General Corporation Law. The Corporation was created on November 15, 1999 under the name LukeSmart, Inc. and was renamed SuperDirectories, Inc. on July 9, 2002. SuperDirectories, Inc. is a corporation that is currently developing a Search Engine for Internet use.

Restatement of financial statements

The historical financial information in this document has been restated due to accounting errors in prior periods that were not identified by the predecessor audit firm.  In fiscal year 2005, we found errors in our previously issued financial statements primarily related to the accounting for intangible assets and our website development costs.  The errors were from 2003 and prior years which carried through to the 2004 financial statements.  These errors were discovered when our current audit firm was engaged to re-audit our financial statements from inception.  These financial statements had been previously audited by other auditors.  Correction of these errors resulted in an increase in the net loss for fiscal 2004 of $45,362, and an increase in the net loss for fiscal 2003 of $25,736 and a decrease in net loss for periods prior to 2003 of $154,364.  Since recording these adjustments in fiscal 2005 would have had a material impact on the financial statements for fiscal 2005, we determined that a restatement of our prior years’ financial statements was appropriate.  The effect on this restatement on prior periods is given in detail in Note 9 to the financial statements.

Accounting Method Applied

The accrual method is used for both financial reporting and income tax purposes.

Cash and Cash Equivalents

For the purpose of the balance sheets and statements of cash flows, the organization considers all unrestricted highly liquid investments with an initial maturity of three months or less to be cash equivalents.

Property and Equipment

Property and equipment are stated at cost when purchased. Depreciation of property and equipment is generally computed using accelerated and straight line methods based on the estimated useful lives of the assets.  The useful life of office equipment is from 3 to 5 years. Upon retirement or disposal of an asset, the cost and accumulated depreciation are eliminated from the accounts and the resulting gain or loss is included in income. Depreciation expense was $5,768 and $4,982 the years ended September 30, 2005 and 2004 respectively.

SuperDirectories, Inc.

Notes to Financial Statements

Note 1 – Summary of significant accounting policies (continued):

Long-Lived Assets Including Goodwill & Other Acquired Intangible Assets

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards (“SFAS”) No. 141, "Accounting for Business Combinations" (SFAS No. 141) and Statement of Financial Accounting Standards No. 142, "Accounting for Goodwill and Other Intangible Assets" (SFAS No. 142). SFAS No. 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. Under SFAS No. 142, goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed annually (or more frequently if impairment indicators arise) for impairment. Separable intangible assets that are not deemed to have indefinite lives will continue to be amortized over their useful lives (but with no maximum life). The amortization provisions of SFAS No. 142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, the Company adopted SFAS No. 142 effective January 1, 2002.

Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, requires that the Company record an impairment charge on finite-lived intangibles or long-lived assets to be held and used when the Company determines that an indicator exists and the carrying value of intangible assets and long-lived assets may not be recoverable. Based on the existence of one or more indicators of impairment, the Company measures any impairment of intangibles or long-lived assets based on the difference between book value of the asset and fair value as determined using a projected discounted cash flow method using a discount rate determined by its management to be commensurate with the risk inherent in its business model. The Company’s estimate of cash flows requires significant judgment based on its historical results and anticipated results and is subject to many factors. No long-lived assets were determined to be impaired at September 30, 2005 or 2004.

Website Development Costs

The Company has capitalized certain website development costs totaling $4,720 and $13,650 during the years ended 2005 and 2004, respectively.  Capitalized website development costs are included in property and equipment and will be amortized over a period of three years once the website is ready for its intended use. Total capitalized website costs at September 30, 2005 of $232,249, consists of $87,476 of costs relating to initial website graphics and design and $144,773 of costs associated with coding the website.  These costs were accounted for in accordance with SOP 98-1 and specifically exhibit 00-2A of EITF 00-2.  All capitalized costs were incurred in the website application and infrastructure development stage or the graphics development stage and were capitalized pursuant to SOP 98-1 paragraph 21.

SuperDirectories, Inc.

Notes to Financial Statements

Note 1 – Summary of significant accounting policies (continued):

Trade Name

Trade name is carried at cost less accumulated amortization. Intangible assets are generally amortized on a straight-line basis over the economic lives of the respective assets, generally two to fifteen years. Long-lived assets and certain identifiable intangible assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition.  Measurement of any impairment loss for long-lived assets and certain identifiable intangible assets that management expects to hold and use is based on the amount the carrying value exceeds the fair value of the asset. The Company recorded amortization expense of $217 and $194 for 2005 and 2004, respectively.

Income taxes

Income taxes are recorded in accordance with Statement on Financial Accounting Standards (SFAS) No. 109, “Accounting for Income Taxes,” which requires an asset and liability approach for accounting for income taxes. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes relating primarily to differences between the financial and tax basis of the balance sheet elements. The deferred tax assets represent the future return consequences of differences, which will be deductible when the assets or liabilities are recovered or settled. Conversely, a deferred tax liability is required when the basis differences will yield a future taxable amount when the asset or liability is settled.

Product Development Costs

Product development costs consist primarily of subcontractor payments and related expenses incurred for enhancements to and maintenance of the Company’s network, classification and organization of listings, research and development costs, amortization of capitalized Website development costs, and other operating costs.

Earnings per Share of Common Stock

Earnings per share are computed by dividing net income by weighted average common shares outstanding for the period. Basic earnings per share are computed using an unadjusted weighted average number of shares of common stock. Diluted earnings per share are compiled using the weighted average number of shares of common stock, plus an adjustment for the dilutive effect of unexercised in-the-money stock options.

A reconciliation between basic and diluted weighted average common shares outstanding for the two years ended September 30, follows:

SuperDirectories, Inc.

Notes to Financial Statements

Note 1 – Summary of significant accounting policies (continued):

	2005	2004
Basic weighted average shares outstanding	155,879,153	149,519,394
Stock Option Shares	-	-
Diluted weighted-average shares outstanding	155,879,153	149,519,394

At September 30, 2005, options on 2,535,000 shares of common stock were not included in computing diluted EPS because their effects were anti-dilutive.

Stock Options

The Company applies SFAS 123(R), "Share-Based Payment," as amended, in accounting for stock options issued to employees and non-employees.  This statement requires the Company to measure the cost of employee or non-employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award.  That cost will be recognized over the period during which the employee or non-employee is required to provide service in exchange for the award.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123R. “Share-Based Payment,” which requires companies to recognize in the statements of operations all share-based payments to employees, including grants of employee stock options, based on their fair values.  Accounting for share-based compensation transactions using the intrinsic method supplemented by proforma disclosures is no longer permissible.  This new statement is effective for public entities in periods beginning after June 15, 2005.  This effects only the current year financial statements.

Note 2 – Concentration of credit risk:

The Company maintains cash balances at a bank in New York. At September 30, 2005 and 2004, the Company’s cash balances exceeded the $100,000 insured by the Federal Deposit Insurance Corporation (FDIC) by $414,739 and $139,034 respectively.

Note 3 – Stockholder’s Equity:

All the common stock was issued at various dates to non employees at prices determined by the Company's president. The following table summarizes the Company’s activity in its common stock since inception:

SuperDirectories, Inc.

Notes to Financial Statements

Note 3 – Stockholder's Equity (continued):

Description	# of shares issued	Share price	Cash proceeds
Issuance of common stock at $0.00 per share	(1) 100,000,000	0.00	$ 0
Issuance of common stock at $0.01 per share	40,500,000	0.01	405,000
Balance at September 30, 2000	140,500,000		$405,000
Issuance of common stock at $1.00 per share	46,500	1.00	46,500
Balance at September 30, 2001	140,546,500		$451,500
Issuance of common stock at $0.05 per share	3,224,299	0.05	161,215
Issuance of common stock at $1.00 per share	4,000	1.00	4,000
Balance at September 30, 2002	143,774,799		$616,715
Issuance of common stock at $0.05 per share	507,408	0.05	25,370
Balance at September 30, 2003	144,282,207		$642,085
Issuance of common stock at $0.01 per share	330,000	0.01	3,300
Issuance of common stock at $0.02 per share	3,650,266	0.02	73,005
Issuance of common stock at $0.04 per share	1,197,401	0.04	47,896
Issuance of common stock at $0.05 per share	1,937,806	0.05	96,890
Issuance of common stock at $0.06 per share	272,600	0.06	16,356
Issuance of common stock at $0.10 per share	356,356	0.10	35,636
Issuance of common stock at $0.363 per share	136,690	0.363	49,619
Issuance of common stock at $0.50 per share	50,000	0.50	25,000
Issuance of common stock at $1.00 per share	3,000	1.00	3,000
Balance at September 30, 2004	152,216,326		$992,787
Issuance of common stock at $0.01 per share	516,234	0.01	5,163
Issuance of common stock at $0.05 per share	928,480	0.05	46,424
Issuance of common stock at $0.10 per share	2,222,602	0.10	222,260
Issuance of common stock at $0.15 per share	620,120	0.15	93,018
Issuance of common stock at $0.25 per share	22,000	0.25	5,500
Issuance of common stock at $0.50 per share	336,600	0.50	168,300
Issuance of common stock at $1.00 per share	10,000	1.00	10,000
Issuance of common stock per stock option	2,484,300	0.50	0
Balance at September 30, 2005	159,356,662		$1,543,452

(1) On April 29, 2000, the Company issued 100,000,000 shares of common stock to the Company's president in connection with his transfer to the Company of his legal right, title and interest in the internet website concept and design known as superdirectories.com.  Because the Company's president did not have any historical cost basis in the website concept, the Company did not record an asset but rather a charge to additional paid in capital.

SuperDirectories, Inc.

Notes to Financial Statements

Note 4 – Stock Options:

In November 2004, the Company granted stock options to a consultant of the Company.  Pursuant to the terms of the agreement the consultant has the right to purchase 7,605,000 shares of stock at an exercise price of $0.01 per share.  The options shall be exercisable as follows: one-third shall be immediately exercisable; one-third shall be exercisable upon the Corporation’s filing with the SEC a registration statement on Form-10SB; and the remaining one-third shall be exercisable upon the effectiveness of the Form-10SB.

On March 30, 2005, the consultant exercised his options to purchase 2,535,000 shares of the Company’s stock having a fair market value of $.50 per share.  In accordance with the option agreement, the consultant paid for the shares by returning 50,700 of those shares to the Company, which resulted in 2,484,300 shares being issued. In addition, 2,535,000 shares were vested, however not exercised at September 20, 2005. The fair value of these vested options was determined using the Black-Scholes option pricing model with the following weighted average assumptions:

Year Ended September 30,
2005
Expected Dividend	0.00%
Risk Free Interest Rate Ranges	3.61%
Expected Volatility (1)	60%
Expected life (in years)	5 Years

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Consulting expense totaling $2,489,370 was recorded in the September 30, 2005, statement of operations in connection with these transactions.

Note 5 – Related party transactions:

Shareholders received complimentary advertising on the SuperDirectories, Inc. website.  There was no recognized income from these activities. SuperDirectories, Inc. receives services and rents its administrative offices from AquaNature, Inc., a company of which the majority stockholder is the majority stockholder of Superdirectories, Inc.  Services and rentals were $22,000 and $14,500 for the years ended September 30, 2005 and 2004. Additionally, the company paid the majority stockholder’s daughter $4,300 for product development costs in 2004.

Note 6 – Income taxes:

The net deferred tax benefits in the accompanying balance sheets include the following components:

                                                                                    2005                            2004

Restated

Deferred tax assets

$1,183,859

$ 217,230

Less: valuation allowance

       (1,183,859)

       (217,230)

 Net deferred tax liability                          $        -                           $        -

SuperDirectories, Inc.

Notes to Financial Statements

Note 6 – Income taxes (continued):

Deferred taxes relate primarily to unused net operating losses and differences between book and tax basis on fixed assets, capitalized website development costs and website costs.  Due to the uncertainty regarding the level of future earnings, the Company has recorded a valuation allowance to reflect the estimated amount of deferred tax assets that may not be realized, principally due to the expiration of net operating loss carryforwards. There was no provision for income tax expense for 2005 and 2004.

Note 7 – Development stage activities:

The Company was incorporated in the state of Delaware on November 15, 1999. Activities to date have been directed at developing the website search engine and raising capital through the issuance of the Company’s capital stock.

Note 8 – Subsequent Events:

The amount due from stockholder on the balance sheet at September 30, 2005, in the amount of $6,745 was repaid during December 2005.

Effective November 21, 2005, the Company became a registered reporting company pursuant to the provision of Sections 12 and 13 of the Securities Exchange Act of 1934.  Its first report is its quarterly report on Form 10-QSB for the quarter ending December 31, 2005.

During the three years ended September 30, 2005, the Company issued shares of stock without registration or qualification under federal and state securities laws. Although it is our opinion these sales were exempt, we have taken additional steps to fortify our bases of exemption.  A Form D has been filed with SEC with respect to the 25 United States purchasers. The non-United States purchasers were offered a right to rescind, their remedy under Section 12.  None of them have asked for a rescission, and all have agreed to accept replacement certificates bearing an expanded and more restrictive legend.  They have also agreed to sell shares only pursuant to Regulation S and not to engage in hedging. They have also provided additional personal information in support of their status as non-United States investors.  None of the purchasers were, or are, directors, officers or beneficial owners.

Based upon the foregoing we believe there will be no impact on financial status as no expenses will be involved other than those already paid for mailing and printing, approximately $15,000. Accordingly, the Company is of the opinion that no liability exists and no provision for liability has been made in the financial statement.

SuperDirectories, Inc.

Notes to Financial Statements

Note 9 - Restatement:

Due to the errors described in Note 1, we have restated financial statements for the fiscal years ended September 30, 2004 and 2003.  The restatement also affects periods prior to 2003.  The financial statements from inception through September 30, 2003, were originally audited by other auditors.  However, those auditors are not registered with the Public Company Accounting Oversight Board, and as such are not permitted to audit financial statements or perform other audit procedures of companies that are publicly registered, or seeking public registration.  The current auditors determined that a deferred tax liability related to the Company’s intangible assets needed recorded for prior periods.  Because our original audit firm was not permitted to audit this prior period adjustment, we engaged the current audit firm to re-audit the financial statements for the time period from November 1, 1999 (inception) forward.  The following is a summary of the significant changes that were made to the financial statements, which were discovered during the re-audits.

In the Original 10SB filed September 20, 2005, Intangible assets, net, as shown on the September 30, 2004 and 2003 balance sheet was comprised of the following: |

      2004

                  2003

    Website concept

            $ 1,000,000

$ 1,000,000

    Website development costs

      456,557

      442,906

    Tradename (net of amortization)

          2,680

          2,492

           Total

$ 1,459,237

$ 1,445,398

As a result of the re-audits it was determined that the following corrections should be made to intangible assets, net:

During the period ended September 30, 2000, the Company issued 100,000,000 shares of common stock to the Company’s president in connection with his transfer of his legal right, title, and interest in the internet website concept & design known as superdirectores.com.  The company originally valued the concept based on the fair value of the stock given or $1,000,000.  However, Generally Accepted Accounting Principles require that the intangible asset be recorded at the transferors historical cost basis.  Because the Company’s President did not have any historical cost basis the intangible asset was eliminated and a charge of $1,000,000 was made to Additional paid in capital.  It was also determined that certain website development costs totaling $229,028 that were previously capitalized should have been expensed resulting in total capitalized website costs at September 30, 2004 and 2003 of $227,529 and $213,879, respectively.  These website development costs were originally included in intangible assets, net, and will now be shown under fixed assets on the balance sheet.  Tradename, net of amortization, remained unchanged.

In connection with the above correction to intangible assets, the deferred tax liability was eliminated and all remaining deferred tax assets were reduced to $0 through a valuation allowance.

SuperDirectories, Inc.

Notes to Financial Statements

Note 9 - Restatement (continued):

The Company determined that it would also correct other miscellaneous immaterial errors discovered during the re-audits, none of which resulted in an increase or decrease to net assets greater than $10,000.  The net increase in assets for 2004 and 2003 was $13,835 and $8,859, respectively.

The effect of these errors on the results of operations for the above mentioned financial statements is as follows:

SuperDirectories, Inc.

Notes to Financial Statements

Note 9 - Restatement (continued):

The effect of correction of these errors on other miscellaneous balance sheet accounts is as follows:

As previously reported:		
Due from stockholder	3,633	-
Accumulated depreciation	(22,558)	(18,683)
Prepaid taxes	-	-
Franchise tax payable	(1,018)	(837)
Loan from shareholder	-	(110)
Capital stock	(1,522,163)	(1,440,172)
	(1,542,106)	(1,459,802)
As restated:		
Due from stockholder	12,683	6,970
Accumulated depreciation	(19,531)	(14,549)
Prepaid taxes	740	85
Franchise tax payable	-	(627)
Loan from shareholder	-	-
Capital stock	(1,522,163)	(1,442,822)
	(1,528,271)	(1,450,943)
Change	13,835	8,859

PART III

ITEM 1	INDEX TO EXHIBITS

ITEM 2	DESCRIPTION OF EXHIBITS

Exhibit No.	Description

3.1(a)	Certificate of Incorporation of SuperDirectories, Inc.	*

3.1(b)	Certificate of Amendment of Certificate of Incorporation of SuperDirectories, Inc.	*

3.2	Bylaws of SuperDirectories, Inc.	*

7	Letter from Dragon Benware

10.1	Consulting Agreement dated November 24, 2004 between the Company anf Frank G. Wright	*

16.1	Letter from Sprouse & Anderson, LLP to the Securities and Exchange Commission	*

* Previously filed.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

SUPERDIRECTORIES, INC.

Date:  June 12, 2006

By:

/s/ Luke Lalonde

Luke Lalonde, President